Exhibit 1

Merus N.V.

Unaudited Condensed Consolidated Statements of Financial Position

	Notes	September 30, 2018	December 31, 2017 Restated*
		(euros in thousands)
Non-current assets
Property, plant and equipment, net		1,960	1,168
Intangible assets, net	8	2,390	312
Non-current investments	5	16,764	7,060
Other assets		955	129

		22,069	8,669
Current assets
Trade and other receivables	6	9,505	4,413
Current investments	5	50,233	34,043
Cash and cash equivalents	2	142,867	149,678

		202,605	188,134

Total assets		224,674	196,803

Shareholders’ equity	10
Issued and paid-in capital		2,046	1,749
Share premium account		258,757	213,618
Accumulated loss		(175,877)	(158,775)

Total shareholders’ equity		84,926	56,592
Non-current liabilities
Deferred revenue	9	101,501	112,551
Current liabilities
Trade payables		7,188	2,855
Taxes and social security liabilities		194	243
Deferred revenue	9	17,362	15,935
Other liabilities and accruals	7	13,503	8,627

		38,247	27,660

Total liabilities		139,748	140,211

Total shareholders’ equity and liabilities		224,674	196,803

*	See Note 3 for details regarding the restatement as a result of a change in accounting policy.

The footnotes are an integral part of these condensed consolidated interim financial statements.

Merus N.V.

Unaudited Condensed Consolidated Statement of Profit or Loss and Comprehensive Loss

	Note	Three months ended September 30,		Nine months ended September 30,
		2018	2017 Restated**	2018	2017 Restated**
		(euros in thousands, except per share data)
Revenue	11	6,514	5,724	22,978	15,845
Research and development costs		(11,896)	(8,040)	(34,717)	(23,075)
Management and administration costs		(2,658)	(3,634)	(8,149)	(11,432)
Other expenses		(3,949)	(2,180)	(9,932)	(6,588)

Total operating expenses	12	(18,503)	(13,854)	(52,798)	(41,095)

Operating result		(11,989)	(8,130)	(29,820)	(25,250)
Finance income		1,369	254	6,314	864
Finance cost		(3)	(5,519)	(4)	(28,215)

Net finance income (expense)	14	1,366	(5,265)	6,310	(27,351)

Result before taxation		(10,623)	(13,395)	(23,510)	(52,601)
Income tax expense		(67)	(64)	(206)	(181)

Result after taxation		(10,690)	(13,459)	(23,716)	(52,782)

Other comprehensive income
Exchange differences from the translation of foreign operations		5	33	26	51

Total other comprehensive income for the period		5	33	26	51

Total comprehensive loss for the period		(10,685)	(13,426)	(23,690)	(52,731)

Loss per share - basic and diluted*		(0.47)	(0.69)	(1.07)	(2.76)
Weighted average shares outstanding - basic and diluted*		22,687,034	19,402,667	22,105,524	19,120,081

*

For the periods included in these financial statements, share options were excluded from the diluted loss per share calculation as the Company was in a loss position in each period presented above. As a result, basic and diluted loss per share are equal.

**	See Note 3 for details regarding the restatement as a result of a change in accounting policy.

The footnotes are an integral part of these condensed consolidated interim financial statements.

Merus N.V.

Unaudited Condensed Consolidated Statement of Changes in Shareholder’s Equity

	Note	Common share capital	Common share premium	Accumulated loss	Total shareholders’ equity
		(euros in thousands)
Balance at January 1, 2017, as previously reported		1,448	139,878	(107,295)	34,031
Impact of adoption of accounting standard	3	—	—	390	390

Restated balance at January 1, 2017*		1,448	139,878	(106,905)	34,421
Restated result after taxation for the period		—	—	(52,782)	(52,782)
Other comprehensive income		—	—	51	51

Restated total comprehensive loss for the period		—	—	(52,731)	(52,731)

Transactions with owners of the Company:
Issuance of shares (net)	10	299	73,673	—	73,972
Equity settled shared-based payments	10	—	—	10,534	10,534

Total contributions by owners		299	73,673	10,534	84,506

Restated balance at September 30, 2017*		1,747	213,551	(149,102)	66,196

Balance at December 31, 2017, as previously reported		1,749	213,618	(167,480)	47,887
Impact of adoption of accounting standard	3	—	—	8,705	8,705

Restated balance at January 1, 2018*		1,749	213,618	(158,775)	56,592
Result after taxation for the period		—	—	(23,716)	(23,716)
Other comprehensive income		—	—	26	26

Total comprehensive loss for the period		—	—	(23,690)	(23,690)
Transactions with owners of the Company:
Issuance of shares (net)	10	297	45,139	—	45,436
Equity settled shared-based payments	10	—	—	6,588	6,588

Total contributions by owners		297	45,139	6,588	52,024

Balance at September 30, 2018		2,046	258,757	(175,877)	84,926

*	See Note 3 for details regarding the restatement as a result of a change in accounting policy.

The footnotes are an integral part of these condensed consolidated interim financial statements.

Merus N.V.

Unaudited Condensed Consolidated Statement of Cash Flows

		Nine months ended September 30,
	Note	2018	2017 Restated*
		(euros in thousands)
Cash flows from operating activities
Result after taxation		(23,716)	(52,782)
Adjustments for:
Changes in fair value derivative	14	—	10,667
Unrealized foreign exchange results	14	(4,472)	13,522
Depreciation and amortization		361	230
Share-based payment expenses	13	6,588	10,534
Net finance (income) expense		(985)	(815)

		(22,224)	(18,644)
Changes in working capital:
Trade and other receivables	6	(5,028)	(1,815)
Other assets		(826)	(14)
Trade payables		2,563	539
Other liabilities and accruals	7	4,759	2,516
Deferred revenue	9	(9,623)	(10,915)
Taxes and social security liabilities		(49)	213

		(30,428)	(28,120)
Interest paid	14	(4)	(5)
Taxes paid		(306)	(44)

Net cash used in operating activities		(30,738)	(28,169)
Cash flow from investing activities
Purchases of investments	5	(60,800)	—
Proceeds from investment maturities	5	37,648	—
Purchase of intellectual property		(250)	—
Acquisition of property, plant and equipment		(1,094)	(544)
Interest received	6,14	947	865

Net cash provided by (used in) investing activities		(23,549)	321
Cash flow from financing activities
Proceeds from issuing shares, net of issuance costs	10	44,665	74,431
Proceeds from stock option exercises	10	771	238
Proceeds from collaboration and license agreement	10	—	111,993
Repayment of borrowings		—	(486)
Increase in restricted cash		—	167

Net cash provided by financing activities		45,436	186,343
Net increase (decrease) in cash and cash equivalents		(8,851)	158,495
Effects of exchange rate changes on cash and cash equivalents		2,040	(12,988)
Cash and cash equivalents as at beginning of period		149,678	56,917

Cash and cash equivalents as at end of period		142,867	202,424

Changes in accrued capital expenditures		12	—

*	See Note 3 for details regarding the restatement as a result of a change in accounting policy.

The footnotes are an integral part of these condensed consolidated interim financial statements.

Notes to the Unaudited Condensed Consolidated Financial Statements

1. General information

Nature of Business

Merus N.V. is a clinical-stage immuno-oncology company developing innovative bispecific antibody therapeutics, headquartered in Utrecht, the Netherlands. Merus US, Inc. is a wholly-owned subsidiary of Merus N.V. located in Boston, Massachusetts, United States. These condensed consolidated interim financial statements as at and for the three and nine months ended September 30, 2018, comprise Merus N.V. and Merus US, Inc. (collectively, the “Company”).

Since inception, the Company has generated an accumulated loss of €175.9 million as of September 30, 2018. The Company expects to continue to incur significant expenses and operating losses for the foreseeable future as its bispecific antibody candidates advance through discovery, preclinical development and clinical trials, and as it seeks regulatory approval and pursues commercialization of any approved bispecific antibody candidate.

As a result, the Company may need additional financing to support its continuing operations. Until the Company can generate significant revenue from product sales, if ever, the Company expects to finance its operations through public equity offerings, debt financings, or other sources, which may include collaborations with third parties. Adequate additional financing may not be available to the Company on acceptable terms, or at all. The Company’s inability to raise capital as and when needed would have a negative impact on its financial condition and ability to pursue its business strategy. The Company will need to generate significant revenues to achieve profitability and may never do so.

Based on the Company’s current operating plan, Merus expects that its existing cash and cash equivalents of €142.9 million and investments of €67.0 million as of September 30, 2018 will be sufficient to fund its operations into the second quarter of 2021. The extended cash runway is primarily due to proceeds received from the $15.0 million investment by Regeneron Pharmaceuticals as part of a litigation settlement, the reprioritization of MCLA-128 spending and expected efficiencies in CMC related expenses.

Equity Offering

On February 13, 2018, the Company entered into a Securities Purchase Agreement (the “Purchase Agreement”) with the purchasers named therein (the “Investors”). Pursuant to the Purchase Agreement, the Company agreed to sell an aggregate of 3,099,997 of its common shares, nominal value €0.09 per share (the “Common Shares”), to the Investors for aggregate gross proceeds of approximately $55.8 million, at a purchase price equal to $18.00 per share (the “Private Placement”). The Purchase Agreement contained customary representations and warranties from the Company and the Investors and customary closing conditions. On February 15, 2018, the Company completed the sale under the Private Placement and received aggregate gross proceeds of approximately $55.8 million.

2. Significant accounting policies

There have been no significant changes to the Company’s accounting policies that were previously disclosed in its Annual Report on Form 20-F for its fiscal year ended December 31, 2017, or in the methodology used in formulating these significant judgments and estimates that affect the application of these policies, except for the adoption of new accounting standards as disclosed more fully below and in Note 3.

Basis of Presentation

These unaudited interim condensed consolidated financial statements (the “interim financial statements”) have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). Certain information and disclosures normally included in financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) have been condensed or omitted. Accordingly, these interim financial statements should be read in conjunction with the Company’s consolidated financial statements included in its annual report on Form 20-F for the year ended December 31, 2017. In the opinion of management, all adjustments (consisting of a normal recurring nature) considered necessary for a fair presentation have been included in the interim financial statements. All intercompany transactions and balances are eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity or areas where assumptions and estimates are significant to these interim financial statements are disclosed in Note 4. The results of operations for the three and nine months ended September 30, 2018, are not necessarily indicative of operations to be expected for the full fiscal year ending December 31, 2018.

Foreign Currency Transactions

Items recorded in each of the Company’s entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The interim financial statements are presented in euros, which is Merus N.V.’s functional currency. The functional currency of Merus US, Inc. is the U.S. dollar. All amounts are rounded to the nearest thousand euros, except where otherwise indicated. Foreign currency gains and losses are reported on a net basis as either finance income or finance expense depending on whether foreign currency movements are in a net gain or net loss position.

Seasonality

The Company’s financial results have varied substantially, and are expected to continue to vary, from period to period. The Company believes that its ordinary activities are not linked to any particular seasonal factors.

Segment Reporting

The Company operates in one reportable segment, which comprises the discovery and development of innovative bispecific therapeutics.

Cash and Cash Equivalents

For the purpose of presentation in the unaudited condensed consolidated statement of cash flows as well as the unaudited condensed consolidated statement of financial position, cash and cash equivalents include deposits held with financial institutions with a maturity of three months or less from the date of acquisition. Cash and cash equivalents include €52.8 million of short-term investments with a three month or less maturity, callable on demand. The carrying values of short-term investments approximate fair value due to their short-term maturities.

Revenue Recognition

Effective January 1, 2018, the Company adopted IFRS 15, Revenue from Contracts with Customers (“IFRS 15”). This standard applies to all contracts with customers, except for contracts that are within the scope of other standards, such as leases, insurance, collaboration arrangements and financial instruments.

The terms of the contracts within the scope of IFRS 15 may contain multiple promised goods and services, which often include license rights to certain of the Company’s product candidates and research and development (“R&D”) activities. Payments under such agreements include: (i) upfront nonrefundable license fees; (ii) payments for R&D services performed by the Company, including reimbursement for certain external costs; (iii) payments based upon the achievement of certain development, regulatory and commercial milestones; and (iv) royalties on net product sales, if any.

Under IFRS 15, the Company recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company recognizes revenue following the five-step model prescribed under IFRS 15: (i) identification of the contract(s) with the customer; (ii) identification of the performance obligations; (iii) determination of the transaction price, including the constraint on variable consideration; (iv) allocation of the transaction price to the performance obligations in the contract; and (v) recognition of revenue when (or as) the Company satisfies each performance obligation.

In order to account for contracts with customers, the Company identifies the promised goods or services in the contract and evaluates whether such promised goods or services represent performance obligations. The Company accounts for those components as separate performance obligations when the following criteria are met: (i) the customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer, and (ii) the Company’s promise to transfer the good or service to the customer is separately identifiable from other promises in the contract. This evaluation requires subjective determinations and requires the Company to make judgments about the promised goods and services and whether such goods and services are separable from the other aspects of the contractual relationship. In determining the performance obligations, the Company evaluates certain criteria, including whether the promised good or service is capable of being distinct and whether such good or service is distinct within the context of the contract, based on consideration of the relevant facts and circumstances for each arrangement. Factors considered in this determination include the research, manufacturing and commercialization capabilities of the partner; the availability of research and manufacturing expertise in the general marketplace; and the level of integration, interrelation, and interdependence among the promises to transfer goods or services.

The transaction price is allocated among the performance obligations using the relative selling price method and the applicable revenue recognition criteria are applied to each of the separate performance obligations. At contract inception, the Company determines the standalone selling price for each performance obligation identified in the contract. If an observable price of the promised good or service sold separately is not readily available, the Company utilizes assumptions that require judgment to estimate the standalone selling price, which may include development timelines, probabilities of technical and regulatory success, reimbursement rates for personnel costs, forecasted revenues, potential limitations to the selling price of the product, expected technological life of the product and discount rates.

Upfront License Payments

If the license to the Company’s intellectual property is determined to be distinct from the other performance obligations identified in the arrangement, the Company recognizes revenue allocated to the license when the license is transferred to the customer and the customer is able to use and benefit from the license. For licenses that are not distinct and bundled with other performance obligations, the Company utilizes judgment to assess the nature of the combined performance obligation to determine whether the combined performance obligation is satisfied over time or at a point in time and, if over time, the appropriate method of measuring progress for purposes of recognizing revenue from the combined performance obligation. The Company evaluates the measure of progress each reporting period and, if necessary, adjusts the measure of performance and related revenue recognition.

Milestones

At the inception of each arrangement that includes pre-commercial milestone payments, the Company evaluates whether the milestones are considered probable of being reached and estimates the amount to be included in the transaction price using the most likely amount method. If it is probable that a significant cumulative revenue reversal would not occur, the associated milestone value is included in the transaction price. Milestone payments that are not within the Company’s control, such as regulatory approvals, are not considered probable of being achieved until the uncertainty related to the milestone is resolved. The transaction price is then allocated to each performance obligation on a relative selling price basis, for which the Company recognizes revenue as or when the performance obligations under the contract are satisfied. Any such adjustments are recorded on a cumulative catch-up basis, which affects revenue in the period of adjustment. At the end of each subsequent reporting period, the Company reevaluates the probability of achievement of such development milestones and any related constraint, and if necessary, adjusts its estimate of the overall transaction price.

Royalties

For arrangements that include sales-based royalties, including milestone payments based on the level of sales, and where the license is deemed to be the predominant item to which the royalties relate, the Company recognizes revenue at the later of: (i) when the related sales occur, or (ii) when the performance obligation to which some or all of the royalty has been allocated has been satisfied (or partially satisfied). To date, the Company has not recognized any royalty revenue.

R&D Cost Reimbursement

R&D cost reimbursement revenue, which is typically related to reimbursements from customers for the Company’s performance of R&D services under the respective agreements, is recognized on the basis of labor hours valued at a contractually agreed rate. R&D cost reimbursement revenue also includes reimbursements for related out-of-pocket expenses and third-party costs. R&D cost reimbursement revenue is recognized in the same period as the costs for which they are intended to compensate. The Company typically acts as the principal under such arrangements and, therefore, records these reimbursements on a gross basis.

Costs of Obtaining a Contract with a Customer

The Company capitalizes the incremental costs of obtaining a contract with a customer if it expects to recover those costs. To date, the Company has not capitalized any incremental costs for obtaining a contract.

Government Grants

The Company receives certain government and regional grants, which support its research efforts in defined projects, and include contributions towards the R&D cost. When there is reasonable assurance that the Company will comply with the conditions attached to a received grant, and when there is reasonable assurance that the grant will be received, government grants are recognized as revenue on a gross basis in the consolidated statement of profit or loss and comprehensive loss on a systematic basis over the periods in which the Company recognizes expenses for the related costs for which the grants are intended to compensate. In the case of grants related to assets, the received grant will be deducted from the carrying amount of the asset.

Reclassifications

Certain amounts were reclassified in the prior period condensed consolidated interim financial statements to conform to the current period presentation.

3. Recently Issued or Adopted International Financial Reporting Standards

Except as otherwise indicated, the accounting policies adopted in the preparation of these interim financial statements are consistent with those applied in the preparation of the Company’s consolidated financial statements for the year ended December 31, 2017.

Newly Adopted International Financial Reporting Standards

IFRS 15, Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15, which supersedes existing revenue recognition guidance. Prior to the adoption of IFRS 15, revenue was recognized to the extent that it was probable that the economic benefits would flow to the Company and the revenue could be reliably measured. The standard requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. To achieve that core principle, an entity must identify the contract(s) with a customer, identify the performance obligations in the contract, determine the transaction price, allocate the transaction price to the performance obligations in the contract, and recognize revenue when (or as) the entity satisfies the performance obligation. IFRS 15 was effective for annual and interim reporting periods beginning on or after January 1, 2018 and should be applied retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying this update recognized at the date of initial application.

The Company adopted the new standard effective January 1, 2018, using the retrospective method, with the effect of initially applying this standard recognized at the beginning of the earliest period presented. The Company had two open contracts on the adoption date and has assessed these contracts under the new revenue standard. In addition, the Company elected to apply the practical expedient to not apply this guidance to contracts that were completed before the beginning of the earliest period presented, or January 1, 2016, and the practical expedients for contract modifications (assessing the contracts in combination with any modifications before January 1, 2017). Under the practical expedient, the Company excluded certain option and exclusivity agreements that expired in 2015 and 2014, respectively.

The adoption of IFRS 15 impacted the amortization of the Company’s upfront license payments under the collaboration and license agreement entered into with Incyte Corporation (“Incyte”) on December 20, 2016 (the “Incyte collaboration and license agreement”) and under the research and license agreement entered into with ONO Pharmaceutical Co., Ltd. (“ONO”) on April 8, 2014 (the “ONO research and license agreement”). The Company previously recognized revenue from upfront license payments on a straight-line basis over the contractual term or the period of continuing managerial involvement, which was previously estimated to be 21 years for the Incyte collaboration and license agreement and 4.5 years for the ONO research and license agreement. Upon adoption of IFRS 15, revenue from upfront license payments under the Incyte collaboration and license agreement will be recognized over the period over which the Company will provide Incyte with access to its proprietary platform technology for developing licensed bispecific antibodies during the research term, which is currently estimated at nine years.

As a result of the adoption of IFRS 15, prior year financial statements have been restated. The Company has accounted for the impact of adopting IFRS 15 as a cumulative catch-up as a decrease of approximately €8.7 million to deferred revenue with an offset to accumulated deficit, effective January 1, 2018.

The following financial statement line items have been shown to reflect the adjustments recognized for each individual line item in the Company’s respective consolidated financial statements for the period noted:

Unaudited Condensed Consolidated Statement of Profit or Loss and Comprehensive Loss

	Three Months Ended September 30, 2017 (As originally presented)	IFRS 15 Adoption	Three Months Ended September 30, 2017 Restated
	(euros in thousands)
Revenue	3,471	2,253	5,724
Operating result	(10,383)	2,253	(8,130)
Total comprehensive loss for the period	(15,679)	2,253	(13,426)
Loss per share—basic and diluted	(0.81)	0.12	(0.69)

	Nine Months Ended September 30, 2017 (As originally presented)	IFRS 15 Adoption	Nine Months Ended September 30, 2017 Restated
	(euros in thousands)
Revenue	9,784	6,061	15,845
Operating result	(31,311)	6,061	(25,250)
Total comprehensive loss for the period	(58,792)	6,061	(52,731)
Loss per share—basic and diluted	(3.08)	0.32	(2.76)

Unaudited Condensed Consolidated Statement of Financial Position

	December 31, 2017 (As originally presented)	IFRS 15 Adoption	December 31, 2017 Restated
	(euros in thousands)
Accumulated loss	(167,480)	8,705	(158,775)
Deferred revenue, non-current	130,195	(17,644)	112,551
Deferred revenue	6,996	8,939	15,935

Unaudited Condensed Consolidated Statement of Cash Flows

	Nine Months Ended September 30, 2017 (As originally presented)	IFRS 15 Adoption	Nine Months Ended September 30, 2017 Restated
	(euros in thousands)
Result after taxation	(58,843)	6,061	(52,782)
Changes in working capital:
Deferred revenue	(4,854)	(6,061)	(10,915)

IFRS 9, Financial Instruments

IFRS 9, Financial Instruments (“IFRS 9”) replaces the provisions of IAS 39 that relate to the recognition, classification and measurement of financial assets and financial liabilities; derecognition of financial instruments; impairment of financial assets and hedge accounting. IFRS 9 also significantly amends other standards dealing with financial instruments such as IFRS 7, Financial Instruments: Disclosures. The Company assessed the classification and measurement of the financial instruments it held at the date of initial application of IFRS 9, or January 1, 2018, and has classified its financial instruments into the appropriate IFRS 9 categories. There were no changes to the carrying value of the Company’s financial instruments resulting from this reclassification and, accordingly, there was no impact to the Company’s opening accumulated deficit at January 1, 2018, as a result of the adoption of IFRS 9.

Newly Issued International Financial Reporting Standards

In January 2016, the IASB issued IFRS 16, Leases. The standard established the principles that lessees and lessors will apply to report useful information to users of financial statements about the amount, timing and uncertainty of cash flows arising from a lease. The standard is effective for periods beginning on or after January 1, 2019. Early adoption is permitted; however, the Company expects to adopt this standard in the first quarter of 2019. The Company is still evaluating the full impact this standard will have on its consolidated financial statements and related disclosures, but expects to recognize substantially all of its leases in its statements of financial position by recording a right-to-use asset and a corresponding lease liability.

4. Use of Estimates, Judgments and Assumptions

In the application of the Company’s accounting policies, management is required to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities, income and expenses that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized prospectively.

The following are the critical judgments and assumptions that management has made in the process of applying the Company’s accounting policies and that have the most significant effect on the amounts recognized in the interim financial statements.

Equity settled share-based payments

Share options granted to employees, consultants and directors are measured at the grant date fair value of the equity instruments granted. The grant date fair value is determined through the use of an option-pricing model considering the following variables:

(a)	the exercise price of the option;

(b)	the expected life of the option;

(c)	the current value of the underlying shares;

(d)	the expected volatility of the share price;

(e)	the dividends expected on the shares; and

(f)	the risk-free interest rate for the life of the option.

The estimated fair value of each share option granted is determined utilizing the Hull & White option pricing model, which considers the terms and conditions attached to the grants made and is reflective of expected exercise behavior. Because the Company’s shares have been publicly traded for a relatively short amount of time, the expected volatility is set by also giving weight to the historic share price volatility of a set of peer companies. The continuous yield on U.S. Treasury Bills with a term to maturity comparable to the expected life of the options, as published by the U.S. Department of Treasury, is applied.

The result of the share option valuations and the related compensation expense that is recognized for the respective vesting periods during which services are received are dependent on the model and input parameters used. Even though management considers the fair values reasonable and defensible based on the methodologies applied and the information available, others might derive a different fair value for the Company’s share options. These assumptions and estimates are further discussed in Note 10 to the financial statements.

Capitalization of development costs

The criteria for capitalization of development costs have been considered by management and determined not to have been met through September 30, 2018. Therefore, all development expenditures relating to internally generated intangible assets during the nine months ended September 30, 2018 were expensed as incurred.

Income taxes

As of September 30, 2018, deferred tax assets have not been recognized in respect of tax losses as the Company has no history of generating taxable profits. Therefore, at the balance sheet date, there is no convincing evidence that sufficient taxable profit will be available against which the tax losses can be utilized.

Merus US, Inc., which is incorporated in the United States in the State of Delaware, is subject to statutory U.S. Federal corporate income taxes and state income taxes for Massachusetts. Current year income tax expense was attributable entirely to Merus US, Inc. which provides general management services and strategic advisory services to the Company. Corporate income tax expenses were €0.1 million and €0.2 million for the three and nine months ended September 30, 2018, respectively, as compared to €0.1 million and €0.2 million for the three and nine months ended September 30, 2017, respectively.

Revenue recognition

Pursuant to the Company’s research, collaboration and license agreements with ONO, Incyte, and Jiangsu Simcere Pharmaceutical Co. Ltd. (“Simcere”), the Company has received upfront non-refundable payments for certain rights granted under the respective agreements. The applicable period over which to recognize these upfront payments requires significant judgment and was impacted by the adoption of IFRS 15 (See Note 3 and Note 9). Revenue related to ONO upfront payments is deferred and amortized based on a measure of progress in delivering research services under the contract. Revenue related to Incyte and Simcere upfront payments is deferred and amortized on a straight-line basis over the estimated research term (See Note 3 and Note 9).

R&D expenses

R&D expenses represent costs that primarily include: (i) payroll and related costs (including share-based payment expenses) associated with R&D personnel; (ii) costs related to clinical trials and preclinical testing of the Company’s technologies under development; (iii) costs to develop product candidates, including raw materials and supplies, product testing, depreciation, and facility related expenses; (iv) expenses for research services provided by universities and contract laboratories; and (v) other R&D expenses. R&D expenses are recognized in the consolidated statement of profit or loss and comprehensive loss as incurred and have no alternative future uses.

As part of the process of preparing its consolidated financial statements, the Company is required to estimate certain of its R&D expenses, including estimates of third-party contract costs relating to pre-clinical studies and clinical trial activities and related contract manufacturing expenses. This process involves reviewing open contracts and purchase orders, communicating with R&D personnel to identify services that have been performed for the Company and estimating the level of service performed and the associated cost incurred for the service when the Company has not yet been invoiced or otherwise notified of the actual cost.

The majority of the Company’s service providers invoice monthly in arrears for services performed or when contractual milestones are met. The Company makes estimates of its accrued expenses as of each balance sheet date in its consolidated financial statements based on facts and circumstances known to it at that time. The Company periodically confirms the accuracy of its estimates with the service providers to gauge the reasonableness of its estimates. Differences between actual and estimated expenses recorded have not been material and are adjusted for in the period in which they become known.

5. Investments

On January 1, 2018, the Company adopted IFRS 9 and classifies and accounts for its investments at amortized cost. The Company’s investments as of December 31, 2017 were classified and accounted for as held-to-maturity under IAS 39.

The initial adoption of IFRS 9 had no impact on previously reported amounts (See Note 3). IFRS 9 replaces the ‘incurred loss’ model in IAS 39 with an ‘expected credit loss’ (“ECL”) model. The new impairment model applies to financial assets measured at amortized cost, contract assets and debt investments at fair value recorded through other comprehensive loss, but not to investments in equity instruments. Under IFRS 9, credit losses are recognized earlier than under IAS 39. Under IFRS 9, loss allowances are measured on either 12-month ECLs, which result from possible default events within the 12 months after the reporting date, or lifetime ECLs, which result from all possible default events over the expected life of a financial instrument.

The Company’s financial assets recorded at amortized cost consist of cash and cash equivalents, investments and trade and other receivables. These financial assets are considered to have a low credit risk and, as such, there was no impact to the Company’s opening accumulated deficit as a result of the change in impairment methodology.

The Company’s investments include investments in commercial paper, debt securities issued by several public corporations and the United States Treasury. Current investments include investments with a maturity date of greater than three months at the date of settlement. Investments with a maturity of 12 months or more from the original investment date are classified as non-current.

Investments as of September 30, 2018 and December 31, 2017 consisted of the following:

	Balance as per
	September 30, 2018	December 31, 2017
	(euros in thousands)
Commercial paper	26,390	15,527
U.S. Treasury securities	9,234	9,177
Corporate fixed income bonds	13,097	7,886
Agency bonds	1,512	1,453

Current investments	50,233	34,043
Corporate fixed income bonds	16,764	7,060

Non-current investments	16,764	7,060

	66,997	41,103

During the nine months ended September 30, 2018, the Company purchased investments totaling €60.8 million, which are held and denominated in U.S. dollars, and received proceeds of €37.6 million relating to investment maturities. As a result of the fluctuation in foreign currency between the euro and U.S. dollar, the Company recorded foreign currency exchange gains of approximately €0.6 million and €2.5 million as a component of finance income for the three and nine months ended September 30, 2018, respectively.

6. Trade and Other Receivables

Trade and other receivables are short-term and due within 1 year.

	Balance as per
	September 30, 2018	December 31, 2017
	(euros in thousands)
Trade receivables	3,317	1,594
Unbilled receivables	116	710
VAT receivable	1,079	582
Prepaid expenses	4,223	427
Prepaid pension costs	162	838
Interest bank	234	170
Other receivables	374	92

	9,505	4,413

Trade and unbilled receivables relate primarily to invoicing for cost reimbursements relating to the Incyte collaboration and license agreement, ONO research and license agreement and Simcere research and license agreement. VAT receivable relates to a value added tax receivable from the Dutch tax authorities based on the tax application for the third quarter of 2018.

Prepaid expenses consist of expenses that were paid but are related to activities taking place in subsequent periods. The increase in prepaid expenses at September 30, 2018 relates primarily to advance payments made to contract research and contract manufacturing organizations in support of the Company’s preclinical, clinical trial, and contract manufacturing activities.

7. Other Liabilities and Accruals

All amounts are short-term and payable within 1 year.

	Balance as per
	September 30, 2018	December 31, 2017
	(euros in thousands)
Audit fees	135	96
Personnel	353	446
R&D costs	9,979	5,272
IP legal fees	618	509

	Balance as per
	September 30, 2018	December 31, 2017
	(euros in thousands)
Bonuses	1,382	1,545
Subsidy advance received	42	224
Other accruals	994	535

	13,503	8,627

Accrued R&D costs relate to third-party contract costs for preclinical studies and clinical trial activities and related contract manufacturing expenses. The increase in R&D costs reflects the scope and timing of enrollment in the Company’s clinical trials, higher contract manufacturing costs and expanded pre-clinical research efforts to support the Company’s internal research programs as well as collaboration agreements, including the Incyte collaboration and license agreement.

Accrued bonuses relate to employee bonuses for the financial year 2018, which will be paid out in February 2019.

Subsidy advances received relate to active grants where the Company has received cash in excess of allowances, which is required to be repaid or recognized as grant income when the relevant reimbursable costs are incurred as services are performed.

8. Intellectual Property

During the nine months ended September 30, 2018, the Company acquired or licensed certain intellectual property and, under the terms of the related agreements, paid €2.1 million in fees. The transactions were accounted for as an asset acquisition. As a result, the Company capitalized €2.1 million as intangible assets in its condensed consolidated statements of financial position.

9. Deferred Revenue

Deferred revenue as of September 30, 2018 and December 31, 2017 consisted of the following:

	Balance as per
	September 30, 2018	December 31, 2017 Restated*
	(euros in thousands)
Deferred revenue – current portion	17,362	15,935
Deferred revenue	101,501	112,551

	118,863	128,486

*	See Note 3 for details regarding the restatement as a result of a change in accounting policy.

Of the total deferred revenue balance at September 30, 2018, €116.6 million related to the Incyte collaboration and license agreement and a share subscription agreement entered into by the Company with Incyte on December 20, 2016 (together, the “Incyte Agreements”) and €2.3 million related to the collaboration and license agreement entered into by the Company with Simcere on January 8, 2018 (the “Simcere collaboration and license agreement”). The total deferred revenue balance at December 31, 2017, related solely to the Incyte Agreements.

Under the Incyte collaboration and license agreement, Incyte agreed to pay the Company a $120.0 million non-refundable upfront payment, and under the share subscription agreement, Incyte agreed to purchase 3.2 million Common Shares at a price per share of $25.00, for an aggregate purchase price of $80.0 million. In January 2017, the Company completed the sale of its Common Shares under the share subscription agreement and received the $80.0 million in aggregate purchase price. In February 2017, the Company received the $120.0 million, or €112.0 million, non-refundable upfront payment and recorded it as deferred revenue.

As the share subscription agreement was denominated in a foreign currency (U.S. dollars) other than the Company’s functional currency (euro), the Company determined that the forward contract to sell its own shares at a future date, to which the Company became committed on December 20, 2016, did not qualify as equity and thus a forward contract (derivative asset) was recognized in the Company’s statement of financial position. The difference between the purchase price of $25.00 per Common Share in the share subscription agreement and the market price of the Company’s Common Shares on December 20, 2016 was considered to be part of the consideration received under the Incyte Agreements. As a result, on December 20, 2016, the Company recorded a liability (deferred revenue) of $32.6 million, or €31.4 million, in its consolidated statement of financial position for the same amount as the fair value of the forward contract (derivative asset). The deferred revenue liability is not remeasured subsequent to the initial recognition and is accounted for in the same manner as the non-refundable upfront payment.

The Company’s fixed consideration under the Incyte Agreements is $152.6 million, consisting of the $120.0 million non-refundable upfront payment from the collaboration and license agreement and $32.6 million in consideration from the issuance and sale of Common Shares pursuant to the share subscription agreement. The transaction price was allocated to a single performance obligation relating to the access granted to the Company’s proprietary platform technology and is amortized over the period over which the Company expects to provide access to its proprietary platform technology for developing licensed bispecific antibodies during the research term, which is currently estimated at nine years.

Under the Simcere collaboration and license agreement, the Company agreed to grant Simcere an exclusive license to develop and commercialize in China three bispecific antibodies utilizing the Company’s Biclonics® technology platform in the area of immuno-oncology. The Company will retain all rights outside of China. As part of the agreement, the Company has agreed to lead research and discovery activities, while Simcere has agreed to be responsible for the Investigational New Drug enabling studies, clinical development, regulatory filings and commercialization of these product candidates in China. The Company received an upfront, non-refundable payment of $2.75 million, or €2.3 million, relating to three separate research programs. Each research program was determined to be a separate performance obligation and consideration was allocated to each separate obligation.

The Company amortizes the upfront payment to revenue over time based on the estimated duration of each research program. As of September 30, 2018, the first and second research programs had commenced. For the three and nine months ended September 30, 2018, the Company recognized revenue of €0.4 million and €0.6 million, respectively, relating to these two programs for both amortization of upfront payments and the achievement of milestones. The remaining research program had not commenced as of September 30, 2018. Accordingly, no revenue has been recognized related to the remaining research program.

On March 14, 2018, the Company entered into a second contract research and license agreement with ONO (the “second ONO research and license agreement”). Pursuant to an exclusive option granted to ONO in the ONO research and license agreement, ONO exercised its option to enter into the second ONO research and license agreement. The Company granted ONO an exclusive, worldwide, royalty-bearing license, with the right to sublicense, research, test, make, use and market bispecific antibody candidates based on the Company’s Biclonics® technology platform against two undisclosed targets directed to a particular undisclosed target combination.

Under the terms of the agreement, ONO identifies and selects the licensed bispecific antibodies for which it is responsible for conducting further non-clinical and clinical development activities for such licensed bispecific antibodies and pharmaceutical products containing such antibodies, including manufacture and process development. Additionally, ONO controls and has exclusive rights over the worldwide commercialization of any approved products, including worldwide supply, and is solely responsible for all costs and expenses related to commercialization. ONO has also agreed to fund the Company’s R&D activities and be responsible for the payment of all costs and expenses for its own R&D activities, which are set out in a mutually agreed upon research plan. The Company retains all rights to use and commercialize any antibodies that are generated under the collaborative research program, excluding the up to five lead and/or selected antibodies against the targets ONO is pursuing, provided that the use and commercialization is not with respect to the particular target combination.

ONO agreed to pay the Company an upfront non-refundable payment of €0.7 million, €0.3 million intended to compensate the Company for research services already completed upon entering into the agreement, and €0.2 million to be paid to the Company over time for full time equivalent funding. The Company identified a single performance obligation of providing research services to ONO and recognized as revenue approximately €0.2 million and €1.2 million during the three and nine months ended September 30, 2018, respectively.

10. Shareholders’ Equity

Private Placement of Common Shares

On February 13, 2018, the Company entered into the Purchase Agreement. Pursuant to the Purchase Agreement, the Company agreed to sell an aggregate of 3,099,997 of its Common Shares to the Investors for aggregate gross proceeds of approximately $55.8 million, at a purchase price equal to $18.00 per share. The Purchase Agreement contains customary representations and warranties from the Company and the Investors and customary closing conditions. On February 15, 2018, the Company completed the sale under the Private Placement and received gross proceeds of approximately $55.8 million, or €44.8 million.

Share Subscription Agreement with Incyte

Concurrent with the Incyte collaboration and license agreement discussed above under Note 9, the Company entered into a share subscription agreement with Incyte on December 20, 2016. On January 23, 2017, under the terms of the share subscription agreement, the Company issued 3,200,000 of its Common Shares to Incyte at the agreed price per share of $25.00, for an aggregate purchase price of $80.0 million, or €74.7 million. A €1.1 million discount on the subscription share price, combined with a €0.4 million foreign currency translation accompanying the issuance of these shares, increased share capital by €0.3 million and share premium by €73.4 million.

Issued and paid-in share capital

All issued shares have been fully paid in cash.

Common shares

For the nine months ended September 30, 2018, options to purchase 123,634 Common Shares were exercised at a weighted average exercise price of €6.59 per share. As a result, 123,634 Common Shares were issued, share capital increased by €11,127 and share premium increased by €759,145.

For the nine months ended September 30, 2017, options to purchase 123,756 Common Shares were exercised with a weighted average exercise price of €1.92 per share. As a result, 123,756 Common Shares were issued, share capital increased by €11,138 and share premium increased by €226,293.

At September 30, 2018, a total of 22,734,558 Common Shares were issued and paid up. At September 30, 2017, a total of 19,409,607 Common Shares were issued and paid up.

Share Premium Reserve

The share premium reserve relates to amounts contributed by shareholders at the issue of shares in excess of the nominal value of the shares issued.

All share premium can be considered as free share premium as referred to in the Netherlands Income Tax Act.

Share-based Payment Arrangements

Share-based payment expenses included in personnel expenses were €6.6 million and €10.5 million in the nine months ended September 30, 2018 and 2017, respectively. For details on the related share-based payment expenses recognized as employee benefit expenses see Note 13.

In June 2016, the Company established the 2016 Incentive Award Plan (the “2016 Plan”). Options granted under the 2016 Plan are exercisable once vested and vest in installments over a four-year period from the grant date. Twenty-five percent of the options vest on the first anniversary of the vesting commencement date, and the remaining 75% of the options vest in 36 monthly installments for each full month of continuous service provided by the option holder thereafter, such that 100% of the options shall become vested on the fourth anniversary of the vesting commencement date. Options will lapse on the tenth anniversary of the date of grant.

The Restricted Stock Units (“RSUs”) granted under the 2016 Plan also vest in installments over a four-year period from the grant date. Each RSU represents the right to receive one Common Share.

As stated in the 2016 Plan, the Company has established the Non-Executive Director Compensation Program under which Non-Executive Directors are entitled to cash compensation as well as equity compensation. The equity compensation consists of an initial option grant as well as annual awards. The initial awards granted under the Non-Executive Director Compensation Program vest in installments over a three year period. Thirty-three percent of the options vest on the first anniversary of the vesting commencement date, and the remaining 67% of the options vest in 24 substantially equal monthly installments thereafter, such that the award shall be fully vested on the third anniversary of the vesting commencement date. Each subsequent award shall vest and become exercisable in 12 substantially equal monthly installments following the vesting commencement date, such that the subsequent award shall be fully vested on the first anniversary of the date of grant.

Share-based payment expenses are recognized for each subsequent award that a Non-Executive Director is entitled to over their remaining term. Since subsequent awards are not subject to shareholder approval, the grant date is established and expenses are based on grant date fair value. The grant date fair value is not updated in each future reporting period and, therefore, the estimated fair value is not revised and expense recognized is based on the actual grant date fair value of the awards granted.

During the nine months ended September 30, 2018, the Company granted options to purchase 558,576 Common Shares with a grant date fair value of €8.5 million to employees under the 2016 Plan.

Pursuant to the “evergreen” provisions of the 2016 Plan, the number of Common Shares authorized for issuance under the plan automatically increased by 777,194 Common Shares to 1,090,368 Common Shares effective January 1, 2018.

Measurement of fair values of the equity-settled share-based payment arrangements

The fair value of the employee share options has been measured using a binomial option pricing model, including members of the Board of Directors. Service and non-market performance conditions attached to the transactions were not taken into account in measuring fair value. Key management personnel include the Company’s executive management and the Board of Directors.

The inputs used in the measurement of the fair values and the related fair values at the grant dates were as follows for the options granted during the nine months ended September 30, 2018:

	Key Management Personnel (€)	All Other Personnel (€)
Fair value at grant date	9.34 –12.27	9.30 – 13.32
Share price at grant date	14.56 –19.90	14.56 –21.02
Exercise price	14.56 –19.90	14.56 –21.02
Expected volatility (weighted-average)	94.61%	92.95%
Contractual life	10 years	10 years
Expected dividends	0%	0%
Risk-free interest rate (based on government bonds)	2.79%—2.94%	2.83%—3.00%

Reconciliation of outstanding share options

The number of share options and the weighted average exercise prices of share options granted were as follows for the nine months ended September 30, 2018:

	Weighted average exercise price (€)	Number of options
Outstanding at January 1, 2018	13.99	2,213,985
Forfeited during the nine months	15.51	(20,719)
Expired during the nine months	9.67	(25,979)
Exercised during the nine months	6.59	(123,634)
Granted during the nine months	15.27	558,576

Outstanding at September 30, 2018	14.65	2,602,229
Exercisable at September 30, 2018	12.80	1,148,963

The options outstanding at September 30, 2018, had an exercise price in the range of €1.93 to €27.47 and a weighted-average remaining contractual life of 7.2 years. The weighted-average share price at the date of exercise for share options exercised during the nine months ended September 30, 2018 was €17.36.

There were 2,602,229 outstanding share options at September 30, 2018, with a weighted average exercise price of €14.65.

The number of options outstanding as of September 30, 2018, was as follows:

Group of employees entitled	September 30, 2018
Key management personnel	2,158,979
All other employees	443,250

Total	2,602,229

During the nine months ended September 30, 2018, the Company did not grant any new RSUs. The number of RSUs outstanding is summarized as follows:

	Weighted average grant price (€)	Number of RSU’s
Outstanding at January 1, 2018	20.03	194,546
Forfeited during the nine months	—	—
Vested during the nine months	20.03	(81,079)
Granted during the nine months	—	—

Outstanding at September 30, 2018	20.03	113,467

11. Revenue

Revenue is recognized at the amount to which the Company expects to be entitled for the transfer of promised goods or services to customers.

Disaggregation of Revenue

The Company’s revenues are generated entirely in the Netherlands. In the following table, revenue is disaggregated by primary source of revenue as follows:

	Three months ended		Nine months ended
	September 30, 2018	September 30, 2017 Restated*	September 30, 2018	September 30 2017 Restated*
	(euros in thousands)		(euros in thousands)
Upfront payment amortization	4,394	4,016	13,481	10,914
R&D cost reimbursement and milestone	2,106	1,685	9,301	4,076

Revenue from contracts with customers	6,500	5,701	22,782	14,990
Income from grants on research projects	14	23	196	855

	6,514	5,724	22,978	15,845

*	See Note 3 for details regarding the restatement as a result of a change in accounting policy.

For the three and nine months ended September 30, 2018, the Company recognized amortization of €4.0 million and €11.9 million on upfront payments related to the Incyte collaboration and license agreement, respectively, amortization of €0.2 million and €1.2 million on upfront payments related to the ONO research and license agreement, respectively, and €0.2 million and €0.4 million on upfront payments related to the Simcere collaboration and license agreement, respectively. For the three and nine months ended September 30, 2017, the Company recognized €4.0 million and €10.9 million of amortization of the upfront payment related to the Incyte collaboration and license agreement, respectively.

R&D cost reimbursement and milestone revenue for the three and nine months ended September 30, 2018, was €2.1 million and €9.3 million, respectively, and consisted of cost reimbursements, milestone payment amortization and research milestones achieved in support of the Company’s research and license agreements with Incyte, ONO and Simcere.

During the three and nine months ended September 30, 2018, the Company recognized €1.9 million and €6.2 million of cost reimbursements in support of the Company’s research and license agreements with Incyte, respectively, and €0.1 million and €0.3 million of cost reimbursements in support of the Company’s research and license agreements with ONO, respectively. The Company recognized an aggregate of €2.5 million in research milestones under its ONO agreements for the nine months ended September 30, 2018 and €0.1 million and €0.3 million, respectively, in research milestone payment amortization under its Simcere agreements for the three and nine months ended September 30, 2018. The Company did not recognize any revenue relating to research milestones under its ONO agreements for the three months ended September 30, 2018.

During the three and nine months ended September 30, 2017, the Company recognized €1.7 million and €4.1 million of cost reimbursements in support of the Company’s research and license agreements with Incyte and ONO, respectively.

The Company has been awarded grants consisting of cash allowances for specific R&D projects. The unconditional receipt of the grant allowances is dependent on the final review of the reporting provided by the Company at the end of the contract term. For the three and nine months ended September 30, 2018, the Company recognized €14,000 and €0.2 million in grant income, respectively, compared to €23,000 and €0.9 million in grant income for the three and nine months ended September 30, 2017, respectively. On June 12, 2017, the European Commission approved for reimbursement the final installment of the FP-7 grant for €0.7 million. Revenue for this final installment was recorded in income from grants on research projects during the nine months ended September 30, 2017.

Contract Balances

A trade receivable is recorded when the Company satisfies a performance obligation by transferring a promised good or service and has earned the unconditional right to consideration from its customer. Trade receivables relate to invoicing for cost reimbursements and research milestones achieved in support of the Company’s research and license agreements with Incyte, ONO and Simcere. Payment terms relating to these receivables are 30 days.

A contract asset is recorded when the Company satisfies a performance obligation by transferring a promised good or service and has earned the right to consideration from its customer. These assets represent a conditional right to consideration. Contract assets relate to unbilled amounts for cost reimbursements and research milestones achieved in support of the Company’s research and license agreements with Incyte and ONO.

A contract liability is recorded when consideration is received, or such consideration is unconditionally due, from a customer prior to transferring goods or services under the terms of the contract. Contract liabilities are recognized as revenue as control of the products or services is transferred to the customer and all revenue recognition criteria have been met. Contract liabilities relate to upfront payments received related to the Incyte Agreements, ONO research and license agreement, and the Simcere research and license agreement (See Note 9).

The following table presents changes in the Company’s trade receivables, contract assets and contract liabilities during the nine months ended September 30, 2018:

	Balance at December 31, 2017 Restated	Additions	Deductions	Balance at September 30, 2018
	(euros in thousands)
Trade receivables
Trade receivables	1,594	15,572	(13,849)	3,317

Total trade receivables	1,594	15,572	(13,849)	3,317

Contract assets
Unbilled receivables	710	809	(1,403)	116

Total contract assets	710	809	(1,403)	116

Contract liabilities
Deferred revenue	128,486	4,137	(13,760)	118,863

Total contract liabilities	128,486	4,137	(13,760)	118,863

As a result of the adoption of IFRS 15, total deferred revenue was reduced by €8.7 million as of December 31, 2017. See Note 3 for details regarding the restatement as a result of a change in accounting policy.

Deductions from deferred revenue are comprised of revenue recognized that was included in deferred revenue at the beginning of the period totaling €11.9 million and revenue recognized that was not included in deferred revenue at the beginning of the period totaling €1.9 million for the nine months ended September 30, 2018.

12. Total Operating Expenses

R&D costs are comprised of allocated employee costs, the costs of materials and laboratory consumables, intellectual property and license costs and allocated other costs.

A breakdown of total operating expenses is presented as follows:

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
	(euros in thousands)
Manufacturing costs	3,834	2,863	13,692	8,474
IP and license costs	559	490	1,403	1,458
Personnel related R&D	1,180	1,510	4,988	4,421
Other R&D costs	6,323	3,177	14,634	8,722

Total R&D costs	11,896	8,040	34,717	23,075
Management and administration costs	2,658	3,634	8,149	11,432
Litigation costs	589	215	1,438	609
Other operating expenses	3,360	1,965	8,494	5,979

Total other expenses	3,949	2,180	9,932	6,588

Total operating expenses	18,503	13,854	52,798	41,095

R&D costs were €11.9 million and €34.7 million for the three and nine months ended September 30, 2018, respectively, as compared to €8.0 million and €23.1 million for the three and nine months ended September 30, 2017, respectively. The increase in R&D costs is primarily attributable to an increase in manufacturing costs, primarily related to MCLA-128 and MCLA-145; additional spending in support of the Company’s clinical development programs, primarily for MCLA-128 and MCLA-158; higher preclinical costs; and higher R&D headcount and related costs.

A breakdown of other R&D costs is presented as follows:

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
	(euros in thousands)
Discovery and pre-clinical costs	1,896	524	3,659	2,600
Clinical costs	2,812	1,590	7,060	3,592
Other R&D costs	1,615	1,063	3,915	2,530

Total other R&D costs	6,323	3,177	14,634	8,722

Other R&D costs consist mainly of laboratory supplies and depreciation expense related to R&D activities, which cannot be specifically allocated to a research project.

Other operating expenses were €3.9 million and €9.9 million for the three and nine months ended September 30, 2018, respectively, as compared to €2.2 million and €6.6 million for the three and nine months ended September 30, 2017, respectively. The increase in other operating expenses is primarily attributable to an increase in consultant costs, facilities-related expenses and legal expenses.

Litigation costs

On March 11, 2014, Regeneron Pharmaceuticals, Inc. (“Regeneron”) filed a complaint in the United States District Court for the Southern District of New York, alleging that the Company was infringing one or more claims in Regeneron’s U.S. Patent No. 8,502,018, entitled “Methods of Modifying Eukaryotic Cells.” In 2015, the trial court entered judgments finding that the Company does not infringe the claims of the Patent No. 8,502,018, that the patent is invalid, and that the patent was procured through inequitable conduct and is unenforceable. On July 27, 2017 the U.S. Court of Appeals for the Federal Circuit affirmed the trial court’s conclusion that Regeneron engaged in inequitable conduct before the United States Patent and Trademark Office while prosecuting the Patent No. 8,502,018 and affirmed that the Patent No. 8,502,018 is unenforceable. On December 26, 2017, the Federal Circuit denied Regeneron’s petition for rehearing and rehearing en banc seeking a review of that decision and on October 1, 2018, the Supreme Court of the United States denied Regeneron’s petition for certiorari, rendering the case finally resolved in the Company’s favor.

On March 26, 2018, the trial court granted the Company’s motion for attorneys’ fees, expert fees, and costs associated with the Company’s defense of the above litigation, and ordered the parties to address the amount of the award. The Company provided a detailed explanation of its attorneys’ fees, expert fees, and costs of such award, which Regeneron responded to, seeking a reduction of the amount. The matter was fully briefed as of May 18, 2018, and the court issued an Order on June 25, 2018, which published on July 10, 2018, granting the Company’s motion for $8,332,453.46 in attorneys’ fees, $465,390.34 in expert fees, and $1,717,100.69 in litigation expenses and costs, along with pre- and post-judgment interest. Regeneron appealed the decision awarding attorneys’ fees to the Company to the Federal Circuit, filing its opening brief on November 7, 2018.

On March 11, 2014, Regeneron served a writ in the Netherlands alleging that the Company was infringing one or more claims in their European patent EP 1 360 287 B1. The Company had opposed that patent in June 2014. On September 17, 2014, Regeneron’s patent EP 1 360 287 B1 was revoked in its entirety by the European Opposition Division of the European Patent Office (the “EPO”). In Europe, an appeal hearing occurred in October and November 2015 at the Technical Board of Appeal for the EPO at which time the patent was reinstated to Regeneron with amended claims. On October 2, 2017, the Company filed an appeal with the Technical Board of Appeal for the EPO to address whether the patent having claims amended during the course of opposition complies with Art. 84 EPC, Art. 123(2) EPC and Rule 80 EPC. On May 25, 2018, at Regeneron’s request, a hearing before the Technical Board of Appeals for the EPO was scheduled for September 13, 2018, to address whether the description of EP 1 360 287 B1 patent having claims amended during the course of opposition complies with Art. 84 EPC, Art. 123(2) EPC and Rule 80 EPC. The Technical Board of Appeals provided preliminary views on the matter on August 23, 2018, after which the Company’s appeal filed on October 2, 2017 was withdrawn on September 5, 2018.

The costs incurred in the above litigation and opposition were €0.6 million and €1.5 million for the three and nine months ended September 30, 2018, respectively, as compared to €0.2 million and €0.6 million for the three and nine months ended September 30, 2017, respectively, and are included in the consolidated statement of profit or loss and comprehensive loss for the period.

Regeneron also previously raised opposition proceedings against certain of the Company’s patents in jurisdictions including Europe, Japan and Australia.

On December 20, 2018, the Company signed a global settlement and cross-license agreement with Regeneron, where the parties have agreed to end all pending litigation and opposition proceedings pertaining to the Company’s and Regeneron’s respective antibody generation technologies. Regeneron also purchased 600,000 of the Company’s common shares at a price of $25 per share for total aggregate proceeds of $15.0 million. Under the terms of the settlement, Regeneron has agreed to withdraw its appeal of the decision awarding attorneys’ fees to the Company as a result of the U.S. District Court litigation described above, and the Company has agreed to dismiss its fee award. In addition, Regeneron has agreed to dismiss its stayed case in the Netherlands asserting the EP 1 360 287 B1 patent, and both parties have agreed to withdraw all pending oppositions.

On April 5, 2018, an unnamed third party and Regeneron filed notices of opposition against the Company’s EP 2604625 patent, entitled “Generation of Binding Molecules,” in the EPO. The notices asserted, as applicable, added subject matter, lack of novelty, lack of inventive step, and insufficiency. Regeneron will no longer be pursuing this opposition pursuant to December 20, 2018 settlement. On August 20, 2018, the Company timely responded to these submissions, with proceedings to be ongoing. As this opposition proceeding continues, the Company cannot be certain that the Company will ultimately prevail.

From time to time, the Company may be involved in various other claims and legal proceedings relating to claims arising out of the Company’s operations. The Company is not currently a party to any other material legal proceedings.

13. Employee Benefits

Details of the employee benefits are as follows:

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
	(euros in thousands)
Salaries and wages	2,780	2,696	8,285	6,878
WBSO subsidy	(1,591)	(744)	(3,491)	(2,749)
Social security premiums	198	150	647	443
Health insurance	50	94	238	156
Pension costs	178	183	568	505
Share award expense	2,034	2,654	6,588	10,534
Other personnel expense	409	272	842	536

Total employee benefits expense	4,058	5,305	13,677	16,303

Share-based payment expenses (see Note 10) were recognized as employee benefit expenses as follows:

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
	(euros in thousands)
R&D costs	697	491	2,223	2,130
Management and administrative costs	1,177	2,001	4,030	7,954
Other expenses	160	162	335	450

	2,034	2,654	6,588	10,534

Subsidies earned under the WBSO relating to eligible R&D costs are deferred and recognized in the Company’s income statement as a reduction to labor costs over the period labor costs are expected to be incurred. The Company has received and recognized subsidies of €1.6 million and €3.5 million for the three and nine months ended September 30, 2018, respectively, as compared to €0.7 million and €2.7 million for the three and nine months ended September 30, 2017, respectively. The increase in subsidies is primarily attributable to the increase in eligible payroll tax withholdings during the same period.

The Company’s headcount at September 30, 2018 was approximately 92 full-time equivalents and consisted of 74 employees in the Netherlands and 18 employees in the United States. A total of 23 employees who are devoted to activities other than R&D and overall management of the Company were included under management and administration costs for the three and nine months ended September 30, 2018.

The Company’s headcount at September 30, 2017 was approximately 72 full-time equivalents and consisted of 61 employees in the Netherlands and 11 employees in the United States. A total of 20 employees who were devoted to activities other than R&D and overall management of the Company were included under management and administration costs for the three and nine months ended September 30, 2017.

14. Finance Income and Expense

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
	(euros in thousands)
Finance income
Interest income and similar income	461	254	1,295	864
Net gain on foreign exchange	908	—	5,019	—

	1,369	254	6,314	864

Finance costs
Interest expense	(3)	—	(4)	—
Net loss on foreign exchange	—	(5,519)	—	(17,548)
Derivative financial instrument expense	—	—	—	(10,667)

	(3)	(5,519)	(4)	(28,215)

Interest income primarily results from interest earned on cash held on account and accretion of investment earnings. The Company’s current year increase in cash, cash equivalents and investments was due primarily to the $55.8 million of funds received as part of the Private Placement during the first quarter of 2018.

The Company experienced gains on its U.S. dollar denominated cash, cash equivalents and investments of approximately €0.9 million and €5.0 million for the three and nine months ended September 30, 2018, respectively, as compared to losses of €5.5 million and €17.5 million for the three and nine months ended September 30, 2017. The Company presents foreign currency gains and losses on a net basis as either finance income or finance expense depending on whether foreign currency movements are in a net gain or net loss position. The Company experienced foreign exchange losses on its U.S. dollar denominated cash, cash equivalents and investments of approximately €2.8 million during the three months ended March 31, 2018, which are reclassified to net gain on foreign exchange for the nine months ended September 30, 2018. As of September 30, 2018, the Company held approximately $44.5 million and $77.6 million in U.S. dollar denominated cash and cash equivalent accounts and investment accounts, respectively, subject to the fluctuation in foreign currency between the euro and U.S. dollar.

On December 20, 2016, the Company entered into the share subscription agreement with Incyte and recognized a forward contract (derivative asset) of $32.6 million, or €31.4 million, in its statement of financial position (See Note 9). The interest expense and similar expenses for the nine months ended September 30, 2017 include an amount of €10.7 million related to the effective settlement of the forward contract on January 23, 2017, the date the shares were issued and the date through which the related expense was incurred.

15. Operating Leases

The Company leases its corporate headquarters under an agreement term of five years which expires in the fourth quarter of 2021. If the lease is not terminated by Merus N.V., it will be automatically renewed for a period of two years. The agreed rental price is €0.4 million per year. On May 1, 2018, the Company leased additional space to expand its corporate headquarters under a separate agreement. Under the terms of the new agreement, the term began on May 1, 2018 and expires in the fourth quarter of 2021. The agreed upon rental price is €0.5 million per year.

For leases that contain fixed increases in the minimum annual lease payment during the original term of the lease, the Company recognizes rental expense on a straight-line basis over the lease term and records the difference between rent expense and the amount currently payable as deferred rent as a component of other liabilities and accruals. For the three and nine months ended September 30, 2018, the Company recognized €0.4 million and €0.9 million, respectively, compared to €0.2 million and €0.4 million for the three and nine months ended September 30, 2017, respectively, for rent and service charges related to the leased office space. In addition, the Company has provided a deposit of €0.1 million included in other assets as of September 30, 2018, and December 31, 2017.

16. Subsequent Events

The Company has evaluated subsequent events through December 27, 2018, the date of issuance of the unaudited consolidated financial statements for the three and nine months ended September 30, 2018.

In November 2018, the Dutch tax authorities confirmed that the $120.0 million upfront license fee received from Incyte can be fully recognized in 2017 for corporate income tax purposes, which will significantly reduce the Company’s tax loss carry-forwards. There will be no impact on the Company’s consolidated statements of financial position or consolidated statement of profit or loss and comprehensive loss as no deferred tax asset is recognized.

In December 2018, the Company entered into a Collaboration and License Agreement with Betta Pharmaceuticals Co. Ltd. (“Betta”) under which the Company agreed to grant Betta a license to develop and commercialize MCLA-129 in certain territories utilizing the Company’s Biclonics® technology platform. Betta has agreed to pay the Company an upfront, non-refundable payment of $1.0 million, and the Company is also entitled to milestone payments and royalties on future sales of MCLA-129, if any.

Except for the items described above and in Note 12 under litigation, there were no additional events requiring disclosure in the notes to these financial statements.